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                                 EXHIBIT 2.3.1

                   FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

      THIS FIRST AMENDMENT, dated as of December 31, 2004 (this "Amendment"), to that certain Asset Purchase Agreement, dated as of November 18, 2004 (the "Agreement"), by and between Delta Apparel, Inc., a Georgia corporation ("Seller"), and Parkdale America, LLC, a North Carolina limited liability company ("Purchaser"), recites and provides as follows:

      WHEREAS, Purchaser and Seller desire to amend the Agreement, as set forth below, and desire that, except as provided under this Amendment, the Agreement shall remain in full force and effect:

      NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows (capitalized terms used but not otherwise defined herein have the respective meanings attributed thereto in the Agreement):

      1. Subject to the satisfaction or waiver of all respective conditions to each party's obligations to close, the Closing shall be consummated at the offices of Kilpatrick Stockton LLP in Charlotte, North Carolina on January 4, 2005, or at such other place, time, or date as the parties hereto may agree in writing (the "Closing Date"), effective as of 11:59 p.m. on the Closing Date.

      2. The Stated Value of the raw materials that constitute Inventory is an amount equal to $986,662. The Stated Value of the work-in-process that constitutes Inventory is an amount equal to $301,321. The Purchase Price payable in accordance with Section 1.4(a) of the Agreement is an amount equal to $11,287,983 ($10,000,000 plus the Stated Value of the Inventory) and shall be payable by Purchaser to Seller on the Closing Date by wire transfer of immediately available funds to the account designated on EXHIBIT A attached hereto.

      3. Section 5.1.3 of the Agreement is hereby amended and restated in its entirety as follows:

      "5.1.3 Termination by Either Party. This Agreement may be terminated by either Purchaser or the Seller if (i) the representations and warranties of the other party shall prove not to have been true in all material respects as of the date when made, (ii) events shall have occurred subsequent to the date hereof as a result of which the representations and warranties of the other party could not be true in all material respects as of the Closing Date, unless the occurrence of such events shall be due to the failure of the party seeking to terminate this Agreement to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by such party prior to the Closing, or (iii) the Closing shall not have occurred prior to 5:00 p.m., Charlotte,

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      North Carolina, local time, January 7, 2005 (or such other date as may be mutually agreed to by the parties) through no fault of the terminating party."

      4. This Amendment shall be governed in all respects, including validity, interpretation, and effect, by the laws of the State of North Carolina, without giving effect to the conflict of laws rules thereof.

      IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

                                         DELTA APPAREL, INC.


                                         By:_________________________________
                                         Name:
                                         Title:

                                         PARKDALE AMERICA, LLC

                                         By:_________________________________
                                         Name:
                                         Title: